PRESS RELEASE

DOLLAR TREE STORES, INC.
COMPLETES ACQUISITION OF GREENBACKS, INC.

CHESAPEAKE, Va. -- June 30, 2003 -- Dollar Tree Stores, Inc. (Nasdaq: DLTR), the nation's largest $1.00 discount variety store chain, announced today that it has completed its planned acquisition of Greenbacks, Inc., a Salt Lake City-based $1.00 store operator. Dollar Tree paid approximately $100 million in cash for all of the outstanding securities of the privately held company.

Greenbacks, established in 1990, owns and operates 100 stores in 10 states, primarily in the Rocky Mountain region. For the calendar year ended December 31, 2002, Greenbacks reported net sales of $127.5 million, on a six-day-a-week basis. Dollar Tree plans to operate many of the Greenbacks stores seven days a week. The merger is expected to be approximately 2 to 3 cents accretive to Dollar Tree's fiscal 2003 earnings per share.

As a result of the proposed merger, Dollar Tree expects total square footage to increase approximately 28% to 30% for the year. This real estate plan is based on the addition of approximately 300 stores in fiscal 2003, including the Greenbacks stores.

The Company will hold its regular, pre-recorded business update after 5:00 p.m. EDT on Monday, July 7, 2003. This update will remain available through Friday, July 11, 2003. Interested parties can access the Company's update by dialing (757) 321-5TRE.

Dollar Tree Stores, Inc. is the nation's largest $1.00 discount variety store chain. Its stores offer a wide assortment of quality everyday general merchandise, in many traditional variety store categories. With the addition of Greenbacks, Dollar Tree Stores operates 2,441 stores in 47 states as of June 27, 2003.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
           Erica Robb or Adam Bergman, 757/321-5000
           www.DollarTree.com